FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 28 June 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

 Issued: Wednesday 28 June 2017, London, UK

GSK announces US regulatory submission for mepolizumab in Eosinophilic Granulomatosis with Polyangiitis (EGPA)

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced the submission of a supplemental Biologics License Application (sBLA) to the United States Food and Drug Administration (FDA), seeking approval of mepolizumab, an interleukin-5 (IL-5) antagonist, as an add-on therapy to corticosteroids for the treatment of adult patients with Eosinophilic Granulomatosis with Polyangiitis (EGPA). EGPA is a rare disease, characterised by widespread inflammation in the walls of small blood vessels (vasculitis) which may lead to tissue and organ damage. The disease may affect multiple organ systems and be associated with symptoms of fatigue, muscle and joint pain and weight loss.

Birgitte Volck, head of rare diseases R&D at GSK, said: "The symptoms associated with EGPA are diverse and patients often experience delay in diagnosis. The burden of disease may be severe, preventing patients from carrying out everyday activities and recurrent relapses place them at risk of permanent tissue and organ damage. If approved, mepolizumab will be the first treatment in the US indicated for EGPA and has the potential to offer healthcare professionals and patients a new treatment option to help improve symptoms and disease control."

The regulatory submission is based on results from a pivotal, 52-week Phase III study which evaluated the efficacy and safety of mepolizumab vs placebo as an add-on therapy to standard of care in patients with relapsing and/or refractory EGPA.

Regulatory filings in other countries are planned during the course of 2017 and 2018. Mepolizumab is not approved anywhere in the world for EGPA.

About EGPA (previously known as Churg-Strauss Syndrome)
Eosinophilic Granulomatosis with Polyangiitis (EGPA) is a rare disease that causes inflammation in the walls of small blood vessels (or vasculitis). The global incidence is generally reported to be in the range 1-4 per million, with an estimated prevalence of approximately 14-45 per million. The mean age of diagnosis is 48 years and the disease can be life-threatening for some patients.

In EGPA, patients usually develop asthma initially, before the vasculitis extends to inflammation in the walls of small blood vessels that supply tissues in the lungs, sinuses, skin, nerves and other organs. EGPA can result in damage to multiple organs in the body and the symptoms common to most include extreme fatigue, weight loss, muscle and joint pain, sinonasal symptoms and breathlessness, all of which affect patients' ability to carry out everyday activities without difficulty.

The current approach to disease management is primarily based on reduction of active inflammation and suppression of the immune response through the use of corticosteroid therapy and concomitant immunosuppressive therapy (e.g., methotrexate, azathioprine, mycophenolate mofetil) and/or cytotoxic agents (e.g., cyclophosphamide). Although the use of these treatments can be effective for establishing remission, patients remain vulnerable to either the complications of the long-term use of these therapies, or to the risk of relapse, particularly if the dose of corticosteroid is reduced.

About mepolizumab
Mepolizumab is a targeted anti-IL-5 monoclonal antibody. Mepolizumab binds to the signalling protein IL-5, preventing it from binding to its receptor on the surface of white blood cells called eosinophils. Inhibiting IL-5 binding in this manner reduces blood, tissue and sputum eosinophil levels.

Eosinophils are believed to play a role in protecting the body against infection. In some people, increased eosinophil levels can lead to inflammation and play a role in the development of some inflammatory diseases.

Mepolizumab has been developed for the treatment of diseases that are driven by inflammation caused by eosinophils. Mepolizumab is approved for use in the US, under the brand name Nucala, as the first-in-class add-on maintenance treatment for patients with severe asthma aged 12 years and older, and with an eosinophilic phenotype. Nucala has also been approved for severe eosinophilic asthma in the EU, Japan and a number of other countries worldwide although the details of the indications may vary. Trademarks are owned by or licensed to the GSK group of companies.

Mepolizumab is not approved anywhere in the world for EGPA.

Mepolizumab is also being investigated in chronic obstructive pulmonary disease (in phase III), eosinophilic granulomatosis with polyangiitis (EPGA, also referred to as Churg-Strauss syndrome, in phase III), severe hypereosinophilic syndrome (in phase III), and severe atopic dermatitis (phase II).

Important Safety Information for Nucala in Severe Asthma with an Eosinophilic Phenotype (based on US Prescribing Information)
Please consult the full Prescribing Information for all the labelled safety information for Nucala.

CONTRAINDICATIONS

Nucala should not be administered to patients with a history of hypersensitivity to mepolizumab or excipients in the formulation.

WARNINGS AND PRECAUTIONS

Hypersensitivity Reactions
Hypersensitivity reactions (e.g. anaphylaxis, angioedema, bronchospasm, hypotension, urticaria, rash) have occurred following administration of Nucala. These reactions generally occur within hours of administration but in some instances can have a delayed onset (i.e. days). In the event of a hypersensitivity reaction, Nucala should be discontinued.

Acute Asthma Symptoms or Deteriorating Disease
Nucala should not be used to treat acute asthma symptoms, acute exacerbations, or acute bronchospasm.

Opportunistic Infections: Herpes Zoster
In controlled clinical trials, 2 serious adverse reactions of herpes zoster occurred in subjects treated with Nucala compared to none in placebo. Consider varicella vaccination if medically appropriate prior to starting therapy with Nucala.

Reduction of Corticosteroid Dosage
Do not discontinue systemic or inhaled corticosteroids (ICS) abruptly upon initiation of therapy with Nucala. Decreases in corticosteroid doses, if appropriate, should be gradual and under the direct supervision of a physician. Reduction in corticosteroid dose may be associated with systemic withdrawal symptoms and/or unmask conditions previously suppressed by systemic corticosteroid therapy.

Parasitic (Helminth) Infection
It is unknown if Nucala will influence a patient's response against parasites. Treat patients with pre-existing helminth infections before initiating therapy with Nucala. If patients become infected while receiving treatment with Nucala and do not respond to anti-helminth treatment, discontinue treatment with Nucala until infection resolves.

ADVERSE REACTIONS

The most common adverse reactions (≥3% and more common than placebo) reported in the first 24 weeks of two clinical trials with Nucala (and placebo) were: headache, 19% (18%); injection site reaction, 8% (3%); back pain, 5% (4%); fatigue, 5% (4%); influenza, 3% (2%); urinary tract infection 3% (2%); abdominal pain upper, 3% (2%); pruritus, 3% (2%); eczema, 3% (<1%); and muscle spasm, 3% (<1%).

Systemic Reactions, including Hypersensitivity Reactions:  In 3 clinical trials, 3% of subjects who received Nucala experienced systemic (allergic and nonallergic) reactions compared to 5% in the placebo group. Systemic allergic/hypersensitivity reactions were reported by 1% of subjects who received Nucala compared to 2% of subjects in the placebo group. Manifestations included rash, pruritus, headache, and myalgia. Systemic nonallergic reactions were reported by 2% of subjects who received Nucala and 3% of subjects in the placebo group. Manifestations included rash, flushing, and myalgia. A majority of the systemic reactions were experienced on the day of dosing. Reports of anaphylaxis have been received postmarketing.

Injection site reactions (e.g. pain, erythema, swelling, itching, burning sensation) occurred at a rate of 8% in subjects treated with Nucala compared with 3% in subjects treated with placebo.

USE IN SPECIFIC POPULATIONS

The data on pregnancy exposures from the clinical trials are insufficient to inform on drug-associated risk. Monoclonal antibodies, such as mepolizumab, are progressively transported across the placenta in a linear fashion as pregnancy progresses; therefore, potential effects on a foetus are likely to be greater during the second and third trimesters of pregnancy.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
	Fiona McMillan	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Anna Padula	+1 215 751 4271	(Philadelphia)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statementsGSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2016.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 28, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc